Exhibit 21.1

Subsidiaries of Reddit, Inc.*

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Reddit Australia Pty Ltd.	Australia
Reddit Canada Limited	Canada
Reddit Ireland Limited	Ireland
Reddit Netherlands B.V.	Netherlands
Reddit UK Limited	United Kingdom
Dubsmash Inc.	Delaware
Reddit Germany GmbH	Germany

*	Includes subsidiaries that do not fall under the definition of “significant subsidiary” as defined under Rule 1-02(w) of Regulation S-X.